UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment no. 2)*

                                  TULARIK INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                               Claudio Pfammatter
                               Zurich Cantonalbank
                                    Postfach
                            8010 Zurich, Switzerland
                               41 (0) 1 292 31 62
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 28, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 899165104

 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Zurich Cantonalbank

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
         (b)      [ ]

 3.      SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.      SOLE VOTING POWER

         0

 8.      SHARED VOTING POWER

         5,358,238

 9.      SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

         5,358,238

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,358,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         BK

         CUSIP No. 899165104

 1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ZKB Pharma Vision AG

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [ ]
         (b)      [ ]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.      SOLE VOTING POWER

         0

 8.      SHARED VOTING POWER

         5,358,238

 9.      SOLE DISPOSITIVE POWER

         0

10.      SHARED DISPOSITIVE POWER

         5,358,238

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,358,238

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO, IV

         This Amendment No. 2 amends and supplements the Report on Schedule 13D, originally filed on September 6, 2002 and subsequently amended on May 21, 2003 (as amended, the "Schedule 13D"), with respect to the shares of Common Stock, par value $0.001 per share, of Tularik Inc., a Delaware corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

                  The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the last sentence of the first paragraph and replacing it with the following:

                  The First Sale was consummated on May 28, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 28, 2003

                                      ZKB PHARMA VISION AG



                                      /s/  Thomas Vock
                                      ------------------------
                                            Name:  Thomas Vock
                                            Title: Manager


                                       /s/  Bruno Schranz
                                      ------------------------
                                            Name:  Bruno Schranz
                                            Title: Manager